UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 333--229312

ATLAS CORP.

(Translation of registrant’s name into English)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

ATLAS CORP.

FORM 6-K

Information Contained in this Form 6-K Report

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578), the Registration Statement of Atlas Corp filed with SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536) and the Registration Statement of Atlas Corp. filed with SEC on March 19, 2021 on Form F-4 (Registration No. 333-254537).

Amendment to APR Acquisition Agreement

On April 30, 2021, Atlas Corp. (the “Company”) entered into Agreement and Amendment No. 3 to Acquisition Agreement (the “Amendment Agreement”) with Fairfax Financial Holdings Limited, in its individual capacity and in its capacity as the Seller Representative. The Amendment Agreement amends that certain Acquisition Agreement, dated as of November 20, 2019, by and among (i) the entities listed on Exhibit A thereto under the heading “Fairfax,” including Fairfax Financial Holdings Limited (collectively, the “Fairfax Parties”), (ii) ACM Energy Holdings I Ltd. and ACM Apple Holdings I, LP, (iii) JCLA Cayman Limited, (iv) Apple Bidco Limited, (v) Seaspan Corporation, (vi) the Company and (vii) the Seller Representative, as amended by that certain Amendment No. 1 and Waiver to the Acquisition Agreement, dated as of February 21, 2020, letter agreement, dated as of February 28, 2020, and Agreement and Amendment No. 2 to the Acquisition Agreement, dated as of June 30, 2020 (as so amended, the “APR Acquisition Agreement”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the APR Acquisition Agreement or the Amendment Agreement, as applicable.

Under the Amendment Agreement, among other things:

•

The Company and Fairfax (in its capacity as Seller Representative) agreed on the final calculation of a purchase price adjustment relating to the value of certain acquired reciprocal power modules and associated components and inventory, which has resulted in a purchase price reduction in the amount of $3,349,440 (the “Deficit”). Pursuant to this adjustment, each Seller is obligated (at such Seller’s election and on a several, but not joint, basis with each other Seller) to either (x) pay to the Company a cash amount equal to such Seller’s Percentage Interest of the Deficit or (y) surrender Common Shares in an amount equal to such Seller’s Percentage Interest of the Deficit divided by $11.10, within 10 business days following the date of the Amendment Agreement.

•

The Fairfax Parties agreed to reimburse the Company for future losses realized on the sale or disposal of certain property, plant and equipment and inventory items calculated as the difference between the proceeds on sale or disposal, on the one hand, and the book value of the respective assets at February 28, 2020 immediately prior to the consummation of the APR acquisition, on the other hand, such difference (the “Reimbursement Amount”) to be paid to the Company either in cash or through the surrender of Common Shares in an amount equal to the Reimbursement Amount divided by the volume-weighted average share price of the Common Shares during the 30-day period preceding the relevant date of determination. The maximum amount of losses subject to reimbursement is $64 million.

•

The Fairfax Parties agreed to indemnify the Company for certain potential income taxes in respect of an APR subsidiary for the two-year period ending on December 31, 2020, to the extent such tax liability exceeds $4.0 million, with the maximum amount of such indemnity not to exceed $12.0 million.

•

The Company agreed to release the Sellers from any claim, liability or obligation arising under the Acquisition Agreement in respect of the aforementioned purchase price adjustments, losses on sale of assets, and tax liabilities as well as certain related tax indemnities in the Acquisition Agreement, as more specifically described in the Amendment Agreement.

The Amendment Agreement is filed as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference. The description of the Amendment Agreement in this Report on Form 6-K is a summary and is qualified in its entirety by the terms of the Amendment Agreement.

Issuance of Warrants to Fairfax Parties; Registration Rights Agreement

Concurrently with the execution of the Amendment Agreement, the Company and the Fairfax Parties entered into a warrant agreement, dated as of April 30, 2021 (the “Warrant Agreement”), pursuant to which the Company issued five-year warrants to purchase 5,000,000 Common Shares at an exercise price of $13.00 per share.

In connection with the issuance of the warrants, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Fairfax Parties pursuant to which the Company agreed to file, subject to the terms and conditions of the Registration Rights Agreement, a registration statement under the Securities Act of 1933, as amended, or the Securities Act, covering the Common Shares issuable upon exercise of the warrants. The Registration Rights Agreement provides the Fairfax Parties piggyback registration rights allowing them to participate in certain offerings by the Company. The Company is obligated to pay substantially all expenses incidental to the registration, excluding underwriting discounts and commissions.

The Warrant Agreement and the Registration Rights Agreement are filed as Exhibits 4.2 and 4.3, respectively, to this Report on Form 6-K and are incorporated herein by reference. The descriptions of the Warrant Agreement and the Registration Rights Agreement in this Report on Form 6-K are summaries and are qualified in their entirety by the terms of the Warrant Agreement and the Registration Rights Agreement, respectively.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this Report on Form 6-K that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans to,” “estimates,” “projects,” or similar expressions. Such statements may include, but are not limited to, statements about the aAPR cquisition Agreement, and other statements that are not historical facts. Such statements are based upon the beliefs and expectations of the Company’s management as of this date only and are subject to certain risks and uncertainties that could cause actual results to differ materially, including, without limitation, those items identified as “risk factors” in the Company’s most recently filed Annual Report on Form 20-F. Therefore, investors are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Exhibits

The following exhibits are filed as part of this Report:

Exhibit 4.1	Agreement and Amendment No. 3 to Acquisition Agreement, dated as of April 30, 2021, among Atlas Corp., Apple Bidco Limited and Fairfax Financial Holdings Limited, in its individual capacity and in its capacity as Seller Representative.

Exhibit 4.2	Warrant Agreement, dated as of April 30, 2021, among Atlas Corp. and the investors named therein.

Exhibit 4.3	Registration Rights Agreement, dated as of April 30, 2021, among Atlas Corp. and the investors named therein.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

By:	/s/ Graham Talbot
Name: Graham Talbot
Title: Chief Financial Officer

Date: May 3, 2021